# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AudioCodes Ltd., CIK 0001086434
CUSIP: M15342104
Title of class of securities: Ordinary Shares, nominal value NIS 0.01 per share
Address of issuer's principal executive offices: 6 Ofra Haza Street, Park Naimi Building A, Or Yehuda, Israel (L3), 6032303
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-24-002216
Filed by CIK 0001992355

## Reporting persons
- Value Base Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,093,136; sole dispositive power 0; shared dispositive power 3,093,136; aggregate amount beneficially owned 3,093,136 (11.54% of the class)
  Comment: Percentage reported in Item 11 is based on 26,806,992 Ordinary Shares outstanding as of March 31, 2026 (as reported on Maya, the reporting system used by Israeli public companies ("Maya")).
- Victor Shamrich: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,093,136; sole dispositive power 0; shared dispositive power 3,093,136; aggregate amount beneficially owned 3,093,136 (11.54% of the class)
  Comment: Percentage reported in Item 11 is based on 26,806,992 Ordinary Shares outstanding as of March 31, 2026 (as reported on Maya).
- Ido Nouberger: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,093,136; sole dispositive power 0; shared dispositive power 3,093,136; aggregate amount beneficially owned 3,093,136 (11.54% of the class)
  Comment: Percentage reported in Item 11 is based on 26,806,992 Ordinary Shares outstanding as of March 31, 2026 (as reported on Maya).
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,093,136; sole dispositive power 0; shared dispositive power 3,093,136; aggregate amount beneficially owned 3,093,136 (11.54% of the class)
  Comment: Percentage reported in Item 11 is based on 26,806,992 Ordinary Shares outstanding as of March 31, 2026 (as reported on Maya).

## Item 1. Issuer
Name of issuer: AudioCodes Ltd.
Address of issuer's principal executive offices: 6 Ofra Haza Street, Park Naimi Building A, Or Yehuda, Israel, 6032303

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following, which will be referred to hereinafter, individually as a "Reporting Person" and collectively as the "Reporting Persons":

Value Base Ltd.

Victor Shamrich

Ido Nouberger

Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership
Address of principal business office or, if none, residence: Address of the Principal Business Office of each of the Reporting Persons is: 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel
Citizenship: Each of the Reporting Person is a citizen of or organized under the laws of the State of Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Incorporated by reference to Item 9 of the cover page for each Reporting Person.

The securities reported herein are beneficially owned as follows: 3,093,136 Ordinary Shares owned directly by Value Base Fund Limited Partnership, a Cayman Islands limited partnership.

The general partner of Value Base Fund Limited Partnership is Value Base Fund General Partner Ltd., an Israeli private company (the "VBF General Partner"), which has delegated its management responsibilities to a management company, Value Base Fund Management Ltd., an Israeli private company (the "Management Company").

Each of the VBF General Partner and the Management Company is controlled by Value Base Ltd., which directly and indirectly holds a majority of the shares of each such company. Value Base Ltd., an Israeli company, is controlled by Messrs. Victor Shamrich and Ido Nouberger.

This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities. In addition, the Reporting Persons and other entities named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13G disclaims the existence of any such group.
Percent of class:
Incorporated by reference to Item 11 of the cover page for each Reporting Person.

Percentage reported in Item 11 is based on 26,806,992 Ordinary Shares outstanding as of March 31, 2026 (as reported on Maya).
Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: Incorporated by reference to Item 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: Incorporated by reference to Item 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (incorporated herein by reference to Exhibit 1 to Schedule 13G filed by the Reporting Persons on July 16, 2024)

Exhibit 2: Unanimous written resolutions of the directors of Value Base Fund Management Ltd., dated as of September 27, 2023 (incorporated herein by reference to Exhibit 2 to Schedule 13G filed by the Reporting Persons on July 16, 2024)

## Signatures
- Value Base Ltd.: /s/ Ido Nouberger, Ido Nouberger/CEO (05/10/2026)
- Value Base Ltd.: /s/ Victor Shamrich, Victor Shamrich/Chairman (05/10/2026)
- Victor Shamrich: /s/ Victor Shamrich, Victor Shamrich (05/10/2026)
- Ido Nouberger: /s/ Ido Nouberger, Ido Nouberger (05/10/2026)
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: /s/ Ido Nouberger, Ido Nouberger/Director* (05/10/2026)
- Value Base Fund Management Ltd. for Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund Limited Partnership: /s/ Victor Shamrich, Victor Shamrich/Director* (05/10/2026)
Comment: * Signature authority provided in Exhibit 2 to this statement on Schedule 13G.